99.6  Opinion Letter of Independent Accountants in Reference to Canadian
Tax          Consequences

                          [Letterhead of BDO Dunwoody]


August 19, 1998




Aztek Technologies Inc.
#5 - 246 Lawrence Avenue
Kelowna, B.C.
V1Y 6L3

Attention: Mike Sintachakis

Dear Sirs:

RE: MERGER WITH U.S. COMPANY

This letter is further to your request that our firm offer an opinion as to the Canadian tax implications to the shareholders of Aztek Technologies Inc. ("Canco") of a merger with Aztek Inc. ("Usco").

FACTS AND ASSUMPTIONS

Our opinion is based on our understanding of the following facts and assumptions. Please review them to ensure that they are correct and, if not, advise our office immediately so that our opinion can be revised accordingly.

1) Canco is a widely held, Canadian corporation with only one class of issued shares. These shares are publicly traded on the Vancouver Stock Exchange.

2) Usco is a privately owned Nevada corporation.

3) Pursuant to U.S. corporate law:

a) Canco is to be merged into Usco. Usco will receive the assets of Canco, and each shareholder of Canco will receive shares of Usco on a one-for-one basis.

b) Canco will not be continued into Nevada prior to this merger, and at no time in this process will Canco be a U.S. resident corporation.

c) Immediately upon the completion of the merger, Canco will cease to exist, while Usco will be the surviving corporation.

4) The Canadian and U.S. corporate counsel for the companies agree that the above merger is effected in the following manner for purposes of Canadian corporate law:

a) The shareholders of Canco exchange their shares thereof for shares of Usco on a one-for-one basis. Canco will then be a wholly-owned subsidiary of Usco.

b) Canco is wound up into Usco, which takes possession of Canco's assets and liabilities.
5)
At no time in the last five years has
a) a non-resident shareholder,
b) a person related to a non-resident shareholder, or
c) a non-resident shareholder and a person related thereto

owned more than 25% of the issued shares of any class of Canco.

6) Usco has (and will have, after the above transaction) only one issued class of shares.

QUESTION

What are the Canadian tax ramifications to the shareholders of Canco?

OPINION

Deemed Disposition

In our opinion the Canadian shareholders of Canco have, for Canadian tax purposes, disposed of their shares of Canco on the date of the merger for proceeds equal to the fair market value of the shares of Usco received in exchange therefor. Any gain or loss will be reportable for Canadian tax purposes. Whether the gain is on account of capital (75% of which is included in taxable income) or income (100% of which is included in taxable income) depends on the particular shareholder's circumstances.

The actual gain or loss to each shareholder is a function of:

1. the fair market value of Usco's shares as at the date of amalgamation, and
2. the adjusted cost base of the particular shareholder's shares of Canco.

Generally, there are no Canadian tax ramifications to the non-resident shareholders of Canco. However, this may not be true for a non-resident shareholder that was a Canadian resident at some time in the past or a non-resident shareholder that carries on business in Canada. Any such persons should seek professional advice in this regard.

Foreign Affiliate

Usco will be a "foreign affiliate" for Canadian tax purposes of a Canadian-resident shareholder if:

1. the particular shareholder owns 1% or more of the issued shares of Usco, and
2. the particular shareholder and all persons "related" (as defined for Canadian tax purposes) thereto own (directly, or through other corporations) 10% or more of the issued shares of Usco.

Usco will be a "controlled foreign affiliate" for Canadian tax purposes of a Canadian-resident shareholder if at that time it is a "foreign affiliate" of the taxpayer that is controlled by:

1. the shareholder,
2. the particular shareholder and not more than four other persons resident in Canada,
3. not more than 4 persons resident in Canada, other than the shareholder,
4. a person or persons with whom the shareholder does not deal at arm's length, or
5. the shareholder and a person or persons with whom the shareholder does not deal at arm's length.



If Usco pays dividends to a corporation resident in Canada, the Canadian taxation of those dividends may be impacted if Usco is a "foreign affiliate" of said corporation. Any Canadian corporation of which Usco is a "foreign affiliate" should seek professional advice.

If Usco is a "controlled foreign affiliate" of a person resident in Canada, certain types of income earned by Usco (broadly defined as passive investment income and income from certain services) is taxed in Canada on a current basis. Again, any such person should seek professional advice.

Canadian Information Reporting

If Usco is a "foreign affiliate" of a person or partnership resident in Canada, the person or partnership is required to file an annual information return with Revenue Canada in respect of Usco pursuant to S.233.4 of the Income Tax Act (Canada). This return is due within 15 months after the end of the taxation year or fiscal period for which the person or partnership is required to report.

If Usco is a "controlled foreign affiliate" of a Canadian shareholder, that shareholder may be required to file additional information returns under
S.233.2 of the Income Tax Act (Canada) in respect of loans or transfers to the corporation by certain foreign Trusts or in respect of loans and transfers to those Trusts by the corporation. The same reporting requirement will apply to loans and transfers to Usco made by the Canadian shareholder if Usco is a "controlled foreign affiliate" of a foreign Trust that the Canadian shareholder is in any way connected with. This return if required is due by the normal Canadian tax filing deadline for the filer.

Withholding Tax

Any dividends paid by Usco to a Canadian-resident shareholder will be subject to U.S. withholding tax at the following rates:

(a) 5% of the gross amount of the dividends if the beneficial owner is a company which owns at least 10% of the voting stock of Usco;

(b) 15% of the gross amount of the dividends in all other cases.

Foreign Property

The shares of Usco will be considered "foreign property" for pension funds and certain other tax-exempt entities (i.e. registered retirement savings plans). These funds and entities are limited in the amount of "foreign property" that they can own without incurring a special tax under Part XI of the Income Tax Act (Canada).

Any such fund, plan or entity that currently owns shares of Canco should seek professional advice regarding the pending change to its investment.



CAVEAT

The opinions expressed above are our views as Chartered Accountants experienced in Canadian income tax matters. They are restricted to the specific facts as set out above and are based on our interpretation of the Income Tax Act (Canada) and the Income Tax Regulations as they presently exist. None of the opinions are or should be construed to be legal opinions.

We have not been asked to express an opinion in respect of the tax ramifications to Canco or Usco of this merger, nor have we been asked to express an opinion as to the non-Canadian tax implications to any party.


We trust that we have addressed the issues to your satisfaction. If you have any questions in this regard, please contact Murray Swales @ (250) 492-6020.

Sincerely,

BDO DUNWOODY

/s/ BDO Dunwoody
-----------------

BDO/mmb